SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  31 July 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

31 July 2009

Bank of  Ireland

Appointment of Group Secretary

Bank of Ireland announces that Helen Nolan has been appointed Group Secretary with effect from today, 31 July 2009, in succession to John Clifford who will shortly retire from the Group.

Helen joined the Group in 1992 and has held a number of senior management positions within the Group, including Group Chief Internal Auditor, Divisional Finance Officer, Wholesale Division and Group Financial Controller, Bank of Ireland Life.

/ends

John Clifford, Group Secretary     00-353-1-604-3400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 31 July 2009